American Capital Senior Floating, Ltd. Two Bethesda Metro Center, 14th Floor Bethesda, MD 20814 (301) 968-9310 (301) 968-9311 Fax www.ACSF.com

February 26, 2016

VIA EDGAR AND COURIER

Deborah O’Neal Johnson
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Capital Senior Floating, Ltd. Preliminary Proxy Statement for its 2016 Annual Meeting of Stockholders (File Number: 814-01025)
Dear Ms. Johnson:
American Capital Senior Floating, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) for its 2016 Annual Meeting of Stockholders to be held on April 22, 2016.
We would appreciate receiving any comments at the Staff’s earliest convenience. If we can be of assistance in facilitating the Staff’s review of the Preliminary Proxy Statement, please contact my colleague, Cydonii V. Fairfax, at (301) 841-1384 or me at (301) 841-1405.
Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary

Enclosures